June 16, 2008
VIA FAX AT (202) 772-9368
AND VIA EDGAR
Mr. Donald F. Delaney
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, N. E.
Washington, D.C.  20549-7010
Phone: (202) 551-3863
Fax: (202) 772-9368

Re:      Siberian Energy Group Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
Comment Letter Dated March 20, 20087
File No. 333-118902

Dear Mr. Delaney:

As discussed over the phone, I have supplied the revised Note 13 below.

13.  Restatement of Financial Statements:

Subsequent to the issuance of the Company’s 2006 and 2005 consolidated financial statements, it was determined that the Company improperly discounted by 30% the value of restricted common stock and common stock warrants issued for professional services, accrued salaries, and the acquisition of geological data.  The discount factor has been removed, and the accompanying financial statements have been restated based on 100% of market prices as follows:

	As previously		Impact of
2006	reported	Restated	Restatement
Shares issued for geological data (asset)	$2,523,000	$3,675,000	$1,152,000
Warrants granted for geological data (asset)	177,000	253,000	76,000
total impact on assets	2,700,000	3,928,000	1,228,000

Shares issued for professional services (expense)	1,686,491	2,121,460	708,269
Warrants granted for professional services (expense)	841,177	1,201,960	284,183
total impact on expenses	2,527,668	3,323,420	992,452

	As previously		Impact of
2005	reported	Restated	Restatement
Shares issued for professional services (expense)	$138,750	$198,214	$87,464
Shares issued for accrued salaries (expense)	212,500	303,571	91,071
Warrants granted for professional services (expense)	217,000	310,000	93,000
total impact on expenses	$568,250	$811,785	$271,535

The following table sets forth the effects of the Restatement on the Consolidated Statements of Operations for the years ended December 31, 2006 and 2005.

	As previously		Impact of
	reported	Restated	Restatement
2006
Expenses:
Salaries	803,520	1,091,820	288,300
Professional and consulting services	1,944,718	2,431,841	487,123
Finance charges and interest	10,769	49,369	38,600
Other	641,294	819,723	178,429

Net loss	$3,080,336	$4,072,788	$992,452
Basic and diluted earnings per share	(.26)	(.35)	(.09)

2005
Expenses:
Salaries	306,379	397,450	91,071
Professional and consulting services	486,220	666,684	180,464

Net loss	$882,151	$1,153,686	$271,535
Basic and diluted earnings per share	(.09)	(.12)	(.03)

The following sets forth the effects of the Restatement on the Consolidated Balance Sheets for December 31, 2006 and 2005:

	As previously		Impact of
2006	reported	Restated	Restatement
Total assets	$2,819,272	$4,047,272	$1,228,000
Total liabilities	$1,884,130	$2,248,830	$364,700
Additional paid in capital	6,593,829	8,721,116	2,127,287
Accumulated deficit - development stage	(5,218,570)	(6,482,557)	(1,263,987)
Net stockholders' equity	935,142	1,798,442	863,300

	As previously		Impact of
2005	reported	Restated	Restatement
Total liabilities	$856,111	$884,111	$28,000
Additional paid in capital	1,786,286	2,029,821	243,535
Accumulated deficit - development stage	(2,138,234)	(2,409,769)	(271,535)
Net stockholders' equity	(792,751)	(820,751)	(28,000)

If you have any additional questions or comments, please call me at (905) 764-3171.

Siberian Energy Group Inc.

/s/ Elena Pochapski
Elena Pochapski
Chief Financial Officer